Appendix A
(Effective January 1, 2007)

Fund	Operating Expense Limit
The Al Frank Fund Investor Class Advisor Class	1.49% 1.24%

IN WITNESS WHEREOF, the parties hereto have caused this Amended Appendix A to be duly executed and attested by their duly authorized officers, as of January 1, 2007.

ADVISORS SERIES TRUST	Al Frank Asset Management, Inc.

By: /s/ Eric M. Banhazl	By: /s/ Diane Peck
Print Name: Eric M. Banhazl	Print Name: Diane Peck
Title: President	Title: CFO, CCO